

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

March 6, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Technologies, Inc.
2910 Bush Drive
Melbourne, FL 32935

Re: Alternative Construction Technologies, Inc.
        Amendment No. 1 to Form SB-2
        Filed on February 8, 2008
        File No. 333-145718

Dear Mr. Hawkins:

        We have reviewed your amended filing and have the following additional comments. Please note that a response letter that keys your response to the sections or pages in the filing where revisions appear may help to expedite our review of your response.

Form Type

1. Please note that Form SB-2 has been discontinued. Your amendment should indicate that it is amendment number 2 to Form SB-2 on Form S-1. In addition, please note that you may continue to use the disclosure requirements described in Regulation S-B for a limited amount of time. Please see <u>Changeover to the SEC's New Smaller Company Reporting System by Small Business Issuers and Non-Accelerated Filer Companies – A Small Entity Compliance Guide</u> dated January 25, 2008. The guide is available on our website.

Fee Table

2. We note your response to prior comment 1. Please tell us supplementally how the remaining shares relate to the shares originally registered. For example, the original registration statement included 1,730,841 shares underlying outstanding common stock purchase warrants. The current amendment includes 1,847,999 shares underlying outstanding warrants. Note that you may register for resale only those shares that underlie debentures and warrants that were actually outstanding at the time the registration statement was filed. If these additional

shares underlie warrants that were not outstanding when the registration statement was filed, you should remove these additional shares, as the private placement must be complete at the time the registration statement was filed.

Cover page

3. We were unable to locate the disclosure of the market price of the common stock as of the most recent practicable date, as requested in prior comment 15. Please revise.

MD&A

4. Please disclose the consideration and material terms of your 2007 acquisitions of Ionian Construction, Revels Construction and Modular Rental & Leasing.

Selling Shareholders, page 33

5. As requested in prior comment 28, please identify the natural persons with dispositive voting or investment control of each entity that is a selling stockholder.

6. In the final table, please explain the meaning of the column "Realizable Amount for Conversion." The purpose of this table is to show investors the amount of total possible profit to the selling shareholders as a result of all payments, fees and conversion and exercise discounts (calculated according to the preceding tables) regarding the notes and the warrants, as compared to the amount of proceeds the company received in selling the notes. This table does not appear to include or account for the profits in connection with the warrants. Please revise.

Certain Relationships and Related Transactions, page 32

7. Please tell us specifically where you have responded to prior comment 23. We were unable to find any disclosure regarding independence of directors required by Item 407(a) of Regulation S-B.

Legal Opinion, page 38

8. We were unable to locate the revisions you made in response to prior comment 29. Please revise to disclose counsel's share ownership in the company. Disclosure is required in the prospectus itself pursuant to Form S-1.

Item 26. Recent Sales of Unregistered Securities, page II-1

9. Please provide all of the information required by Item 701 of Regulation S-B for each of the sales you cite in this section, including the section of the Securities Act or rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption available.

Financial Statements

10. We note that you have recently acquired an 80% interest in Ionian Construction, a 100% interest in Revels Construction and a 100% interest in Modular Rental and Leasing Corporation. Please provide us supplementally with your analysis under Rule 3-05 of Regulation S-X as to the need for financial statements of these companies. We may have further comment upon review of your response.

General

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide in a statement from the company, acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact the undersigned if you have questions regarding our review or comments at (202) 551-3765.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas G. Amon, Esquire (*fax no. 212-810-2427)*